Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prospector Capital Corp. (File No. 001-39854)

Q&A with Frantz Saintellemy, CEO of LeddarTech

ExecEdge: Welcome, Frantz. Let’s start off by learning a little more about LeddarTech. Can you tell me more about the company and what it provides?

Frantz Saintellemy: Of course. Our mission is to improve the safety and quality of life for travelers, commuters, workers and mobility industry professionals by enabling applications that reduce traffic congestion, minimize the risk of road accidents and improve the overall efficiency of road transport. We offer a very crucial piece of the software stack for Advanced Driver Assistance Systems and Autonomous Driving Systems which provides vehicles with better environmental understanding models (that is, the 3D view of the vehicle’s surroundings), which is at the base of making a vehicle intelligent. Our software-only solution seeks to solve the limitation in currently used systems that are unable to scale up efficiently to the level of awareness required for new regulations and consumers’ expectations.

Our approach also helps reduce OEM’s development and system costs while reducing maintenance overhead with leaner architecture and savings on lower sensor and processor costs. These are critical, unsolved problems that OEMs face today. Our answer to these challenges is our innovative environmental sensing software solution which uses AI-based “low-level” sensor fusion and perception. The software platform is sensor and processor hardware agnostic, scalable and outperforms current object-fusion based architectures. This fundamentally different software architecture recreates the perceived environment around the vehicle, empowering OEMs to use fewer sensors and/or more cost-effective sensors. In basic entry-level trims, LeddarTech delivers nearly twice the performance at nearly 30-40% lower sensor cost of current “object fusion” alternatives adopted today, while delivering significantly more performance and cost savings in medium and premium trims.

ExecEdge: For those who aren’t as familiar with your technology or services, can you talk about your market and why investors should be paying attention now?

Frantz Saintellemy: The automotive industry is at a critical inflection point. OEM’s and Tier 1 /2 suppliers are equipping vehicles with more sensors than ever before – with the promise of increased safety through ADAS applications leading to fully autonomous driving in the future. The industry has embarked on a transition to “software defined vehicles” which has OEM’s thinking “software first” for better integrated, cost efficient, flexible vehicle architectures that are easier to maintain with continuous software updates. These OEMs are looking to deliver on that promise with an emphasis on safety, reliability and increasing consumer demand for convenient features that work reliably all the time –while keeping costs in check.

LeddarTech offers a scalable, cost-effective, sensor-agnostic software-only solution named LeddarVision™ that delivers highly accurate 3D environmental models and perception for vehicle manufacturers. Based on LeddarTech’s comprehensive and demonstrated expertise, LeddarVision processes sensor data centrally that comes from each sensor such as cameras and radars before filtering, to efficiently achieve a more reliable understanding of the vehicle’s environment required for navigation decision making and safer driving. LeddarVision resolves many limitations of ADAS architectures based on legacy object-level fusion by providing:

●	Scalability to AD/HAD (automated driving/highly automated driving)

●	Flexible modularity to effectively handle a growing variety of use cases, features and sensor sets

●	Centralized, multi-modality (meaning multiple different kinds of sensors) sensor-agnostic low-level fusion optimally fuses all types and combinations of sensors, such as radar, sonar, camera, GPS and Lidar as needed based on the features and level of autonomy required.

●	Low-level sensor fusion utilizes all the raw information output from each sensor without filtering at the sensor level for better and more reliable operation. As a result, this low-level sensor data fusion and perception solution provides superior performance, surpassing object-level fusion limitations in adverse scenarios like occluded objects, object separation, camera/radar false alarms, blinding light (e.g., sun, tunnel) or distance/heading estimation

The technology enables auto manufacturers and suppliers to solve critical sensing, fusion and perception challenges they are faced with to deploy higher performance systems. LeddarVision significantly lowers cost, increases performance and shortens time-to-market for customers through a unified software platform that leverages and improves previously trained algorithms. It also:

●	Allows the vehicle to better understand its environment, permitting better driving decisions.

●	Combines multiple sensor inputs into a single higher quality 3D model.

●	Delivers nearly 2x performance at nearly 30-40% lower sensor cost of current “object fusion” alternatives adopted today.

●	Enables broad sensor and processor sourcing opportunities for OEMs.

●	Allows OEMs to change their sensor suite without major software recoding or AI retraining.

ExecEdge: How do you differentiate from your competitors?

Frantz Saintellemy: The current ADAS solutions based on vision-centric object level fusion have reached their limits. They have:

●	Limited performance as separate integrated perception engines to each sensor detect and classify the scene; this filtered output is then fused with other filtered data from other sensors.

●	Filtered information that is lost and cannot be used in the fused environmental model to improve understanding of the vehicle surroundings. High cost and complexity for hardware, software and processing as well as costs associated with architecture (multiple software stacks to maintain, train, verify, validate and certify).

●	Hardware dependence of the software, which means any change in sensor position or characteristics requires significant perception software re-coding, training and testing to achieve required performance and safety.

●	A complete lack of scalability as architecture does not scale as features, sensors and sensor position vary across brands and models.

Our approach, AI-based low-level (also known as raw-data) sensor fusion, which represents the next generation ADAS software as OEMs seek increased performance and move away from object fusion is superior because it delivers:

●	High perception performance with nearly 2x detection range and greater reliability, as each sensor complements each other’s strength, also resulting in less degradation in difficult weather conditions and improved safety.

●	Lower computing & maintenance costs from leaner architecture and savings on sensors and processors, nearly 50% on current entry-level systems sensor costs.

●	Hardware agnostic solution provides go-to-market flexibility and shorter development cycles for OEM’s. Demonstrated 6-week integration of new camera and 4D RADAR.

●	Improved scalability from integrating with multiple sensors, resulting in a single software platform supporting multiple brands and models.

LeddarTech also reduces costs by breaking the requirement to take hardware in order to obtain access to the software. The tech:

●	Disaggregates hardware from software enabling OEM sourcing flexibility.

●	Allows OEMs to change or upgrade sensors without major recoding and AI retraining of their fusion and perception software.

●	Facilitates “over-the-air” and “backwards compatible” upgrades to meet NCAP / GSR2022 and other regulatory requirements.

●	Efficiently solves the fusion problem for OEMs as the number of sensors proliferates in the vehicle.

●	AI-based Low-level fusion technology enables customers to use fewer and lower priced sensors in their design while achieving higher performance

ExecEdge: Why should investors believe in LeddarTech?

Frantz Saintellemy: We believe LeddarTech represents a compelling investment opportunity for many reasons. Specifically, the company has:

●	A large, and fast-growing total ADAS and AD market that is expected to be $42 billion by 2030 with proprietary value-added solutions and a flexible business model leveraging the benefits of AI-based low-level fusion. We believe that the industry is increasingly moving towards low-level sensor fusion and perception as the solution of choice for next generation ADAS and AD systems. The market is driven by regulatory frameworks for collision avoidance and the resulting near-term need to unify data from the proliferation of sensors as ADAS systems evolve and increase performance requirements.

●	A disruptive sensor fusion and perception software solution that differentiates itself in the market through the use of AI-based low-level fusion instead of legacy object level fusion, which solves many fundamental industry challenges and has the support of various OEMs and Tier 1 & 2 go-to-market partners. The tech provides high-performance, cost competitive, scalable, flexible and sensor and processor hardware agnostic solutions that support ADAS and AD applications.

●	In our view, one of the few software-only investment opportunities to participate in the growing automotive software market driven by the proliferation of software-defined vehicles.

●	Early mover advantage, with a flexible business model that is easily scalable and offers opportunities for attractive software margins supported by a foundational and increasing IP portfolio (150+ patent applications).

●	An attractive valuation compared to market comparisons that are hardware-centric businesses compared to LeddarTech’s higher margin software business.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector Capital Corp. “Prospector”), LeddarTech Inc. (“LeddarTech”) and LeddarTech Holdings Inc. (“Newco”) have prepared and filed with the SEC the registration statement on Form F-4 (the “Registration Statement”), and Prospector will mail the proxy statement/prospectus contained within the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This Q&A is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or Newco may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED BY PROSPECTOR OR NEWCO WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or Newco through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Certain statements contained in this Q&A may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act (which forward-looking statements shall also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements regarding the business combination involving Prospector, LeddarTech and Newco, the ability to consummate the business combination and the timing thereof, the anticipated benefits from the business combination, the closing of the private placement financing and expected proceeds therefrom and statements relating to Newco’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the business combination are not satisfied, including the failure to timely or at all obtain shareholder approval for the business combination or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the business combination and the ability of each of Prospector, LeddarTech and Newco to consummate the business combination; (iii) the possibility that other anticipated benefits of the business combination will not be realized, and the anticipated tax treatment of the business combination; (iv) the occurrence of any event that could give rise to termination of the business combination; (v) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may affect the timing or occurrence of the business combination or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry-specific conditions; (vii) possible disruptions from the business combination that could harm LeddarTech’s business; (viii) the ability of LeddarTech to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the business combination; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect LeddarTech’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xiii) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; and (xiv) other risk factors as detailed from time to time in Prospector’s reports filed with the SEC, including Prospector’s Annual Report on Form 10-K, periodic Quarterly Reports on Form 10-Q, periodic Current Reports on Form 8-K and other documents filed with the SEC, as well as the risk factors contained in the Registration Statement. The foregoing list of important factors is not exhaustive. Neither Prospector nor LeddarTech can give any assurance that the conditions to the business combination will be satisfied. Except as required by applicable law, neither Prospector nor LeddarTech undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Q&A does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or Newco, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Participants in Solicitation

Prospector, LeddarTech and Newco, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the source indicated above.

5